WEAVER TIDWELL CAPITAL, LLC
Statement of Income in Liquidation
For the Year Ended May 31, 2016

Revenues

Commissions	$	153,982
Advisory oversight fees-related party		76,000
		229,982

Expenses

Employee compensation and benefits	15,000
Occupancy and equipment costs	5,000
Regulatory fees and expenses	6,703
Other expenses	63,179
	89,882

Net Income	$	140,100

The accompanying notes are an integral part of these financial statements.